Exhibit 12.1

EAST WEST BANCORP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ending December 31,
	2012	2011	2010	2009	2008
		(Dollars in thousands)
Income (loss) before tax	$425,592	$383,334	$255,909	$104,722	$(97,168)
Fixed charges
Interest expense	56,273	70,312	84,380	107,652	131,634
Estimate of interest within rental expense	8,594	7,605	7,744	5,014	3,574
Preferred dividends	10,361	10,719	34,340	24,784	17,928

Fixed charges and preferred dividend, excluding interest on deposits	$75,228	$88,636	$126,464	$137,450	$153,136

Interest on deposits	75,895	107,110	116,737	129,477	178,060
Fixed charges and preferred dividend, including interest on deposits	$151,123	$195,746	$243,201	$266,927	$331,196

Total earnings, fixed charges and preferred dividends, excluding interest on deposits	500,820	471,970	382,373	242,172	55,968
Total earnings, fixed charges and preferred dividends, including interest on deposits	576,715	579,080	499,110	371,649	234,028
Ratio of Earnings to Fixed Charges and Preferred Dividends
Excluding interest on deposits	6.66	5.32	3.02	1.76	0.37
Including interest on deposits	3.82	2.96	2.05	1.39	0.71